Exhibit 2.3

SECOND AMENDMENT TO
ASSET PURCHASE AGREEMENT

This SECOND AMENDMENT ("Amendment") to the Asset Purchase Agreement (the "Purchase Agreement") made and entered into effective as of October 21, 2014, and amended by a First Amendment dated as of November 26, 2014, by and among VERTEX ENERGY OPERATING, LLC, a Texas limited liability company ("Vertex"), VERTEX REFINING OH, LLC, an Ohio limited liability company and a wholly-owned subsidiary of Vertex ("Buyer"), VERTEX ENERGY, INC., a Nevada corporation and the owner of 100% of the outstanding equity interests in Vertex ("Parent"), HEARTLAND GROUP HOLDINGS, LLC, a Delaware limited liability company ("Seller"), and WARREN DISTRIBUTION, INC., a Nebraska corporation ("Warren"), is entered into effective as of December 5, 2014 by each of the foregoing parties to the Purchase Agreement. Capitalized terms not otherwise defined in this Second Amendment will have the meanings given to them in the Purchase Agreement.

RECITALS

A.           Each of the undersigned parties has entered into the Purchase Agreement pursuant to which Buyer has agreed to purchase and acquire from Seller certain of the assets, claims and rights of Seller related to the operation of the Business and Buyer has agreed to assume and perform certain liabilities and obligations of Seller related to the operation of the Business, all on the terms and conditions as set forth in the Purchase Agreement.

B.           The undersigned parties to the Purchase Agreement desire to amend the Purchase Agreement in accordance with the terms and conditions of this Amendment.

AGREEMENTS

In consideration of the mutual promises set forth in the Purchase Agreement and below, the undersigned agree to amend the provisions of the Purchase Agreement as follows:

1.           Adjustments to Closing Consideration.

(a)           Inventory.  The Parties agree that any amount due to Seller from Buyer under the terms of Section 5.02(a)(iv) or Section 5.02(b) shall not be paid in cash by Buyer to Seller but rather shall be paid by delivery of a stock certificate representing that number of shares of Vertex Common Stock equal to the amount due to Seller divided by the Vertex Inventory VWAP (as defined below), with such number of shares being rounded up or down to the nearest whole number of shares of Vertex Common Stock.  Such shares of Vertex Common Stock, if due under the terms of the Purchase Agreement, shall be registered in the name of Seller and shall bear the legends and restrictions, as applicable, and be subject to the same rights, conditions and limitations as the Closing Stock Consideration (which for purposes of clarity are set forth in Section 9.18 of the Purchase Agreement).  For purposes of this Amendment, "Vertex Inventory VWAP" means the volume-weighted average of the regular session closing prices per share of the Vertex Common Stock on the NASDAQ Capital Market for the ten (10) consecutive trading days ending on the trading day immediately preceding the date upon which such payment under Section 5.02(a)(iv) or Section 5.02(b) is due.  Seller shall be deemed to have automatically recertified the representations and warranties made by Seller pursuant to Section 7.25 of the Purchase Agreement in connection with any issuance of Vertex Common Stock pursuant to this Section 1(a).

(b)           Interim Funding.  The Parties agree that Buyer shall pay the amount of the operating losses due at Closing as contemplated by Section 9.16(b) of the Purchase Agreement, in shares of Vertex Common Stock in lieu of cash, by delivery of a stock certificate representing that number of shares of Vertex Common Stock equal to the aggregate amount of the Seller operating losses contemplated by Section 9.16(b) of the Purchase Agreement divided by the Vertex Closing VWAP, with such number of shares being rounded up or down to the nearest whole number of shares of Vertex Common Stock.  Such shares of Vertex Common Stock may be netted with the number of shares of Vertex Common Stock due pursuant to Section 1(a) above, if any, and shall be registered in the name of Seller and shall bear the legends and restrictions, as applicable, and be subject to the same rights, conditions and limitations as the Closing Stock Consideration (which for purposes of clarity are set forth in Section 9.18 of the Purchase Agreement). For purposes of this Amendment, "Vertex Closing VWAP" means the volume-weighted average of the regular session closing prices per share of the Vertex Common Stock on the NASDAQ Capital Market for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date.

2.           Purchase and Sale of Seller Inventory.  For a period of twelve (12) months following the Closing Date (the "Inventory Purchase Term"), Seller and Warren hereby covenant and agree that Buyer shall sell to Warren and Warren shall purchase from Buyer a minimum of One Hundred Ten Thousand (110,000) gallons per week (on average) of finished base oil (the "Product") for delivery to Warren's designated manufacturing facility(ies) at the Finished Base Oil Price (as defined below); provided, however, Warren shall purchase from Buyer a minimum of 440,000 gallons per month during each month during the Inventory Purchase Term.  Upon delivery of such Product to Warren, Warren shall pay Buyer such Finished Base Oil Price within one Business Day of receipt of the invoice therefor.

(a)           For purposes of this Agreement, the "Finished Base Oil Price" shall mean a price computed in a manner which is substantially consistent with the historical pricing provided by the Business to Warren (including all applicable discounts), for the same or substantially equivalent Product in terms of quality and quantity.  In the event Warren has received an offer to purchase the same or substantially equivalent Product from a third party for a specific period during the Inventory Purchase Term, then Warren shall notify Buyer of such other offer (and provide Buyer with reasonable documentation supporting such offer) and Buyer shall have the option to sell the Product to Warren at such reduced cost. If Buyer does not sell Warren the Product at such reduced price, then Warren shall be released from its obligation to purchase the Product from Buyer for the amount of Product during such period, but the amount of such product so purchased shall reduce Warren's purchase obligation set forth in this Section of the Amendment.

(b)           The Finished Base Oil Price shall not include any taxes, tariffs, duties, and other charges that may be applicable to the sale and the purchase of the Product. Unless otherwise stated herein, Buyer shall be liable for all taxes, excises, and other governmental charges levied or applicable to the production, storage, sale, or delivery of the Product hereunder from Buyer to Warren (but not any such taxes, excises, and other governmental charges applicable to Warren's subsequent use, processing or sale of such Product) unless a proper exemption certificate is furnished.

(c)           Buyer agrees that with respect to its production and shipment of the Product, Buyer shall not ship to any other customer until such time as it has adequately provided for the supply of the minimum amount of Product to be furnished to Warren.  Notwithstanding the above purchase minimum requirements, if at any time and from time to time, Buyer cannot adequately supply such Product pursuant to the terms hereunder, Warren may have such Product supplied by a third party and Warren's purchase obligations hereunder shall be reduced accordingly.  With respect to all Product purchased from Buyer by Warren, Buyer warrants that the Product shall be manufactured to meet the specifications set forth on Exhibit 1, which is attached hereto and incorporated herein by reference.  The parties agree that all Product purchased pursuant to this Amendment will be subject to final inspection and approval by Warren. Such inspection will be made within a reasonable time after delivery of the Product irrespective of the date of payment therefore but in no event later than fifteen (15) days after the Product is received by Warren at the delivery point. Warren shall have no obligation to pay for any Product not in conformity to the specifications set forth in the attached Exhibit 1, and the failure to supply such Product in conformity to such specification shall constitute a Party Default (as defined in Section 2(g) below) by Buyer under this Section.

(d)           The Product shall be deemed to be delivered and title to the Product and all risk of loss shall pass from Buyer to Warren at the point at which the Product passes the final flange connection between the delivery hose and the receiving equipment at Warren's facility.

(e)           With respect to this Section 2, in the event (i) a party breaches any representation, warranty, covenant or other obligation of this section, including but not limited to, the failure of Buyer to deliver the minimum amount of Product to Warren at the price and quality set forth herein or the failure of Warren to purchase such minimum amount of Product in accordance with terms hereof; (ii) either party becomes unable to pay its bills as they become due in the ordinary course; (iii) a trustee or receiver of such party's property is appointed; (iv) a party makes an assignment for the benefit of creditors; (v) a petition in bankruptcy is filed by or against the party which is not terminated within sixty (60) days; or (vi) a party terminates or liquidates its business (any of which shall be a "Party Default") the other party shall have the option to terminate its obligations under this section of the Amendment, without further obligation, in the event that such Party Default is not cured within ten (10) days following written notification of such party's exercise of its option to terminate hereunder.  For the avoidance of doubt, the parties agree that an event constituting force majeure shall not be an excuse or relief to any party's obligations under this section of this Amendment. The termination of a party's obligations under this section will not relieve either party of any liability it may have to the other arising out of or related to acts or omissions prior to such termination or expiration.  Notwithstanding the foregoing, and irrespective of any cure, in the event a Party Default occurs three (3) times, no ability to cure such Party Default shall thereafter exist and the non-defaulting party shall have the immediate right to terminate the provisions of this section of the Amendment upon written notice to the defaulting party.

3.           Amendment to Purchase Agreement. The requirement to file the Registration Statement as set forth in Section 9.18 of the Purchase Agreement shall be amended to include the Closing Stock Consideration as well as any additional shares issued under this Amendment, and Section 9.18(a)(i) of the Purchase Agreement (the "Seller's Shares") is hereby amended to read as follows (provided that there shall not be any other modifications or amendments to Section 9.18(a) other than as described below):

"Within ninety (90) days following the Closing, Parent shall prepare and file with the SEC one or more registration statements under the Securities Act on Form S-3 or on such other registration statement as is then available to Parent (together with the prospectus and any amendments, including post-effective amendments, or supplements thereto, and all exhibits and all material incorporated by reference therein, each a "Registration Statement"), in form and substance reasonably acceptable to Seller and its legal counsel, providing for the registration for resale by Seller under the Securities Act of at least the number of  shares of the Vertex Common Stock issued to Seller pursuant to this Agreement (but in no event shall such number of shares exceed the number of shares of Vertex Common Stock actually issued to Seller or Warren at Closing or under this Amendment) (the "Registered Shares"). Parent shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as possible and, in any event, within ninety (90) days following the Closing, if the SEC does not review the Registration Statement or within one hundred twenty (120) days following the Closing, if the SEC does review the Registration Statement (as applicable, the "Effectiveness Date"). At such time as the registration statement becomes effective, Parent will keep such registration statement continuously effective and will comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement or until such shares have been sold or may be sold without the requirement to be in compliance with Rule 144(c)(1) and otherwise without volume or other restriction pursuant to Rule 144 of the Securities Act.  Notwithstanding anything to the contrary in this Section 9.18(a), in the event that the SEC does not permit Parent to register all of the Registered Shares pursuant to this Agreement, Parent shall promptly notify Seller or Warren, as applicable, and thereafter register in the initial applicable registration statement the maximum number of shares as permitted by the SEC. In the event that the SEC does not permit Parent to register all of the Registered in the initial applicable registration statement, Parent shall prepare and file subsequent registration statements to register the shares that were not registered in the initial applicable registration statement as promptly as practicable and in a manner permitted by the SEC. Seller and Warren, as applicable, shall provide Parent with such information to be included in the Registration Statement as it may reasonably request.  Parent shall make any and all filings and take any and all other actions that may be necessary, appropriate, or advisable under the applicable state securities laws in furtherance of the offer and sale of the applicable shares of the Vertex Common Stock issued hereunder.  Parent shall furnish, without charge, and on a timely basis, to each holder of the Vertex Common Stock named as a selling shareholder in the Registration Statement such number of copies of the Registration Statement (including the prospectus), each amendment and supplement thereto, and such other documents as such holder may reasonably request in order to facilitate the disposition of the shares of Vertex Common Stock included therein owned by such holder, including any opinion of counsel reasonably requested by Parent's transfer agent to effect a resale of shares under the Registration Statement, and Parent hereby consents to the use of each prospectus and such other documents by each such holder in connection with the offering and sale of the shares of the Vertex Common Stock covered by the Registration Statement.  Parent agrees to cause the shares of Vertex Common Stock (whether included in the Registration Statement or not) to be listed on each securities exchange or market where Parent securities of the same class are listed."

4.           Share Cap.  The Share Cap set forth in Section 9.18(h) of the Purchase Agreement shall apply to all shares of Vertex Common Stock issuable pursuant to the terms of this Amendment.

5.           Subject to Applicable Law.  Notwithstanding the above, the requirement of Parent to register, and timely register, the Vertex Common Stock issuable hereunder shall be subject in all cases to the rules and regulations of the SEC and the SEC's interpretation of such rules and regulations and Parent shall not be required to take any steps or attempt to register any Vertex Common Stock which Parent or its legal counsel reasonably believe are contrary to or prohibited by the rules and regulations of the SEC.

6.           Indemnification Cap.  The nature and amount of the limitation set forth in Section 11.05(c) of the Purchase Agreement is changed.  As such, Section 11.05(c) of the Agreement is amended in its entirety to the following:

"(c)           Cap.  Except with respect to claims for breaches of or inaccuracies in the Fundamental Representations, or any claim pursuant to Section 11.01(b), (c) or (d) or Section 11.02(b), (c), (e), (f) or (g) (as to which the limitations in this Section 11.05(c) shall not apply), the aggregate amount of all losses paid by an Indemnifying Party under this Section 11 shall not exceed Two Million Dollars ($2,000,000) (the "Cap"), and may,  in the case of any payment due to a Buyer Indemnified Party, be satisfied by the payment of that number of Vertex Common Stock held by the Escrow Agent at a price equal to $8.78 per share, in Seller's sole discretion.  Solely for purposes of illustration, if an amount due to a Buyer Indemnified Party is $87,800, then, at Seller's discretion, Seller may satisfy such obligation through the release, by the Escrow Agent of 10,000 shares of the Escrow Amount."

7.           Waiver or Modification of Certain Conditions.  Buyer hereby agrees to waive the conditions set forth in Sections 6.02(d), (e), and (g)(x) of the Agreement.  With respect to the condition to Closing set forth in Section 6.02(g)(xiii), the Parties agree that Seller shall only be obligated to deliver lien waivers or releases for all work performed during the period beginning on or after  July 22, 2014 at Seller's re-refinery located in Columbus, Ohio and which work exceeds $10,000 in value.  With respect to the condition to Closing set forth in Sections 6.02(g)(vi) and 6.03(e)(ii), the Parties agreement that the reference in each such subsection to "ten (10) calendar days prior to the Closing Date" shall be changed to "twenty (20) calendar days prior to the Closing Date".

8.           Real Estate at Norwalk, Ohio Location.  As provided by the terms of the Purchase Agreement and Schedule 6.02(e), Buyer conducted certain additional Environmental Assessments and other environmental investigations at Seller's real property located at 4376 State Route 601, Norwalk, Ohio (the "Norwalk Property").  According to the results of certain groundwater samplings conducted in connection therewith, elevated levels of certain substances were present at the Norwalk Property that requires further investigations that the Parties agree will occur after the Closing.  Accordingly, the Parties hereby agree to amend the Purchase Agreement with respect to the Norwalk Property as follows:

(a)           Seller shall conduct additional environmental site investigations at the Norwalk Property, using such consultants and third party experts as it determines in its discretion to investigate the source and scope of the elevated levels of such substances at the Norwalk Property and to develop a commercially reasonable remediation plan, if required under Law, based upon the results of such investigations to mitigate, in a commercially reasonable manner, any actual liability resulting from the presence of any Hazardous Substances. Seller shall keep Buyer reasonably informed as to the status and results of such investigations and Buyer and Seller shall cooperate in all reasonable respects with respect thereto.

(b)           If required under applicable Law to mitigate any liability resulting from the presence of any Hazardous Substances, Seller shall perform any necessary remediation at the Norwalk Property in accordance with, and to acceptable standards provided by, applicable Law.  Seller and Buyer shall cooperate in good faith and in all reasonable respects with developing a reasonably appropriate remediation plan, if applicable.  Buyer shall be responsible pursuant to subsection (c) below for a portion of any incurred remediation costs related thereto in an amount equal to the lessor of one-half of the actual costs of remediation incurred by Seller or $200,000 (such amount is referred to herein as the "Buyer's Costs").

(c)           Ownership of the real estate underlying the Norwalk Property shall not transfer to Buyer as of the Closing.  Instead, Buyer shall lease such real property from Seller, without any additional consideration paid to Seller during the lease term and without reduction in the Purchase Price due Seller at Closing until Seller completes any reasonably necessary or required remediation at the Norwalk Property, as reasonably determined by Buyer and Seller. Within thirty (30) days after Seller has furnished Buyer with reasonable evidence that the Norwalk Property has been remediated in accordance with the requirements hereof, Seller shall convey to Buyer good and marketable title to the Norwalk Property. Such transfer shall be effected by Seller to Buyer in the same manner, and under the same conditions, as those that apply to Seller's conveyance of the other items of the Real Property as set forth in the Purchase Agreement.  Upon the effective date of such transfer, Buyer shall pay Seller by wire transfer of immediately available funds, the amount of Buyer's Costs.  Any out of pocket costs of Seller in excess of $200,000 (net of the amount of the Buyer's Costs received by Seller) in conducting any required remediation at the Norwalk Property shall be counted for purposes of determining whether the Cap has been reached with respect to Section 11.05(c) of the Purchase Agreement.

(d)           Seller shall provide Buyer with copies of all correspondence and other documentation submitted by Seller to any Governmental Authority or other Person in connection with the environmental condition of the Norwalk Property, including any notifications to any Governmental Authority (including the Ohio EPA), any remediation or corrective action plans, any correspondence from any such Governmental Authority in response thereto and any related materials, documents or correspondence.

(e)           The Parties agree in good faith to cooperate in all reasonable respects in addressing the environmental matters at the Norwalk Property and in seeking closure of such matters, including taking all commercially reasonable steps to limit each Party's costs and expenses in conducting the environmental site investigations and remediation, if required.

(f)           The Parties further agree that each of Buyer and Seller shall be entitled to equitable relief, including specific performance, to enforce the provisions of this section of this Amendment, and each such Party hereby agrees that it shall not object in any manner to seeking such equitable relief.

9.           Closing.  The parties agree that the Closing shall take place remotely by mail, facsimile, e-mail and/or wire transfer, in each case to the extent reasonably acceptable to the Parties, on or before December 5, 2014.

10.           No Other Changes.  All other terms, conditions, covenants, obligations and agreements in the Purchase Agreement shall remain in full force and effect and without any change due to this Second Amendment. Except as specifically set forth herein, the Purchase Agreement shall remain in full force and effect in accordance with its terms.  To the extent this Second Amendment is inconsistent with the Purchase Agreement, this Second Amendment shall govern and control.

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IN WITNESS WHEREOF, the Parties hereto have caused this Second Amendment to the Asset Purchase Agreement to be executed effective as of the day, month and year first above written.

SELLER: HEARTLAND GROUP HOLDINGS, LLC By: /s/Robert N. Schlott Robert N. Schlott, Chairman	WARREN DISTRIBUTION, INC. By: /s/Charles P. Downey Charles P. Downey, President
BUYER: VERTEX REFINING OH, LLC By: /s/Benjamin P. Cowart Benjamin P. Cowart, President and CEO	VERTEX: VERTEX ENERGY OPERATING, LLC By: /s/Benjamin P. Cowart Benjamin P. Cowart, President and CEO
PARENT: VERTEX ENERGY, INC. By: /s/Benjamin P. Cowart Benjamin P. Cowart, President and CEO

[Signature Page to Second Amendment to Asset Purchase Agreement]

Exhibit 1

Product Specifications

Testing	Method	Minimum	Max	Typical

Appearance	PMSAPT	Clear & Bright	Clear & Bright	Clear & Bright

Viscosity @ 40C/cSt	D-445	26	30	27.5

Viscosity @ 100C/cSt	D-445	4.90	5.30	5.06

Viscosity Index	D-2270	106		111

Color	D-1500		1.0	< 0.5

Flash Point	D-92	415F		462

Odor, pass/fail	PMSODR	Pass	Pass	Pass

Pour Point	D-97		- 12 C	- 14 C

Specific Gravity	D-1475	0.845	0.865	0.853

Crackle; pass/fail	WI SOM-2	Pass	Pass	Pass

Cold Crank, cP at -25C	D-5293	2000	2800	2133

Noack Volatility, % Mass	D-6375		14.5	13.3

Sulfur %, ppm	D-4294		300	0.017